CERTIFICATE OF INCORPORATION OF
                                PMC-SIERRA, INC.

                             A Delaware corporation

         PMC-Sierra, Inc., a corporation organized under the laws of the State of Delaware (the "Corporation"), hereby certifies that:

1. The name of the Corporation is PMC-Sierra, Inc. The Corporation was originally incorporated with the Secretary of State of Delaware on May 2, 1997.

2. The first paragraph of Article IV of the Certificate of Incorporation of the Corporation shall be amended to read as follows:

            "This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The Corporation is authorized to issue a total of 905,000,000 shares. 900,000,000 shares shall be Common Stock, par value $0.001, and 5,000,000 shares shall be Preferred Stock, par value $0.001."

3. This Certificate of Amendment of the Corporation's Amended Certificate of Incorporation has been duly adopted by the Corporation's board of directors in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4. This Certificate of Amendment of the Corporation's Amended Certificate of Incorporation has been duly approved by the holders of a majority of outstanding stock of the Corporation entitled to vote thereon in accordance with Section 242 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Incorporation to be signed by John Sullivan, Vice President of Finance and Chief Financial Officer, on this 10th day of July, 2000.

                                   PMC-SIERRA, INC.


                                   By: /S/ John Sullivan
                                       ___________________________________
                                       John Sullivan, Vice President of
                                       Finance and Chief Financial Officer